

November 29, 2016

Via E-mail

George H. White
Sullivan & Cromwell LLP
1 New Fetter Lane
London
EC4A 1AN
United Kingdom

> **Re:** **Anheuser-Busch InBev SA/NV**
> **Form F-4 filed November 14, 2016**
> **SEC File No. 333-214581**

Dear Mr. White:

We have conducted a limited review of your registration statement focused on compliance with tender offer rules and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the responsive information you provide and your amended registration statement, we may have additional comments. All defined terms in this letter have the same meaning as in your registration statement.

General

1. In multiple places throughout the prospectus, including on page 9 under "Can I withdraw after I tender my SABMiller Notes and delver my consents?" and elsewhere later in the disclosure document, you state that Notes may be withdrawn through the Expiration Date of the Offer and thereafter if "the Issuer is otherwise required by law to permit withdrawal." See also similar disclosure on page 14, first paragraph. Revise to clearly state when and under what circumstances Notes may be withdrawn after the Expiration Date of the Offer. In addition, revise the disclosure regarding withdrawal rights on page 63, consistent with the changes you make in response to this comment. We note that on

page 63, you state that tender of Notes may not be withdrawn at any time after Expiration, which appears to be inconsistent with your earlier disclosure.

Conditions to the Exchange Offers and Consent Solicitations, page 58

2. Revise this section to clarify that all offer conditions, including those enumerated in subparagraph (2) here, must be satisfied or waived as of the Expiration Date.

Closing Information

Please amend the filing in response to the above comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filers are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

Please do not hesitate to contact me at 202-551-3263 with any questions concerning this letter.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions